September 2, 2010

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Mobile Limited
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2009
Filed June 7, 2010
File No. 001-14696

Dear Mr. Spirgel:

This is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated August 9, 2010, relating to the annual report on Form 20-F of China Mobile Limited (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Commission on June 7, 2010.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

General

1.	We note your disclosure on page 14 regarding the restrictions which affect your subsidiaries’ ability to obtain sufficient foreign currencies to satisfy their foreign currency requirements or pay dividends to you. Please provide this disclosure in your liquidity section and the notes to your financial statements and discuss the nature and extent of these restrictions. Refer to paragraph 41(d) of IAS 27. In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule, in accordance with Rules 5-04 and 12-04 of Regulation S-X.

The Company respectfully advises the Staff that the disclosure on page 14 was meant to address the current foreign currency restrictions under the laws of the People’s Republic of China (the “PRC”) on “capital account” transactions, as well as the potential risk that the PRC government may in the future limit or eliminate the ability of companies in the PRC, such as the Company’s subsidiaries, to purchase and retain foreign currency. We note, in particular, that “capital account” transactions include debt or equity financing transactions, but do not include the payment of dividends. As the Company’s subsidiaries in the PRC currently do not engage in “capital account” transactions, the Company has not included any disclosure relating to restrictions on “capital account” transactions in its financial statements or the “Liquidity and Capital Resources” section of the Form 20-F.

The Company respectfully notes that, according to the current rules and regulations of the State Administration of Foreign Exchange (“SAFE”) of the PRC, the Company’s operating subsidiaries in the PRC may purchase foreign currency without the approval of the SAFE for settlement of “current account” transactions, including payment of dividends, by providing commercial documents evidencing the transactions. This is an administrative procedure, and no substantive review of the transactions is performed by the SAFE. As a result, there are no significant restrictions on the ability of the Company’s operating subsidiaries to transfer funds to us in the form of cash dividends or to repay loans or advance for which disclosure is required under paragraph 41(d) of IAS 27 or in the liquidity section of the Form 20-F.

The Company has consistently taken a conservative approach in its disclosure of risk factors, and is currently re-evaluating its risk exposure relating to the ability of its subsidiaries to obtain sufficient foreign currency. The Company may either (i) revise the relevant disclosure on page 14 in the annual report on Form 20-F for the fiscal year ending December 31, 2010 to clarify that such risks relate only to “capital account” transactions and to the potential risk of a change in future PRC government policies relating to foreign currency transactions or (ii) delete such disclosure in the annual report on Form 20-F for the fiscal year ending December 31, 2010 to the extent such disclosure is no longer applicable to the Company.

The Company had also determined that no condensed parent company financial information would be required to be presented in accordance with Rules 5-04 and 12-04 of Regulation S-X, because the restricted net assets of the Company’s consolidated subsidiaries, did not exceed 25% of consolidated net assets as of December 31, 2009.

Item 7.	Major Shareholders and Related Party Transactions

Leasing of TD-SCDMA Network Capacity, page 53

2.	It appears in preparation for your 3G business that on December 29, 2008 you entered into a one year Network Capacity Leasing Agreement with your parent company CMCC. Please disclose this information in the notes to your financial statements. Your disclosure should also discuss the nature of the lease and how you account for these specific leasing arrangements. Please provide us with your proposed disclosures.

The Company respectfully advises the Staff that the Company’s accounting policy in respect of leased assets and its leasing transactions with CMCC are currently set forth in note 1(i)(iii) and note 36(a)(v) to the Company’s consolidated financial statements (on page F-17 and page F-66 of the Form 20-F, respectively). In response to the Staff’s comment, the Company proposes to supplement note 36(a)(v) to the Company’s consolidated financial statements with disclosure substantially in the form as set forth below in the annual report on Form 20-F for the fiscal year ending December 31, 2010:

“On December 29, 2008, the Company entered into a network capacity leasing agreement (the “Network Capacity Leasing Agreement”) with CMCC for the provision of TD-SCDMA related services. The lease was effective from January 1, 2009 to December 31, 2009 and would be automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC’s TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network asset at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.”

Consolidated balance sheet, page F-5

3.	We note based on your disclosure on page F-55 that a large majority of bank deposits relate to a performance bond that “was issued to secure the due performance of CMHK in respect of the network coverage by March 31, 2014.” In addition you state that the pledged deposit is renewed annually throughout the five-year period of the performance bond. In this regard it appears that in substance the deposits will remain in the bank for five years until the performance bond expires. Please tell us why these deposits with banks are recorded as current assets. Refer to your basis in accounting literature.

The Company respectfully advises the Staff that, in considering whether the Company’s pledged deposit in the amount of HKD150 million (approximately RMB132 million) as of December 31, 2009 relating to the performance bond should be classified as current assets, the Company assessed its ability to comply with the performance conditions required by Office of the Telecommunications Authority of Hong Kong, which is the primary regulatory authority for telecommunications companies in Hong Kong. Based on such assessment, the Company believed that it would be able to comply with the performance conditions by the end of 2010, and as a result presented such pledged deposit as current assets in its consolidated balance sheet as of December 31, 2009 in accordance with paragraphs 66-68 of IAS 1, Presentation of Financial Statements. The Company notes that the amount of the pledged deposit was immaterial relative to the Company’s total current assets of RMB287,355 million as of December 31, 2009.

Other operating expenses, page F-30

4.	It appears that your line item selling and promotion is material to your consolidated statement of comprehensive income. Please consider presenting this line item separately on the face of your statement of comprehensive income. In addition, please discuss in MD&A the significant increase in this line item in the year ended December 31, 2009 versus 2008.

The Company respectfully advises the Staff that it does not believe it is necessary to present a “selling and promotion expense” line item on the face of the statement of comprehensive income, because the Company does not believe that adding such line item would be helpful to investors in their understanding the financial performance of the Company. The Company has considered a number of factors, including the nature of the line item and the income statement presentation of other telecommunication companies in the PRC, in determining not to present a “selling and promotion expense” line item on the face of the statement of comprehensive income. Given that selling and promotion expenses represented a significant portion of the Company’s operating expenses, the Company has disclosed a detailed breakdown of the “operating expenses” line item, which sets forth the amount of selling and promotion expenses, in note 5 to the Company’s consolidated financial statements (on page F-30 of the Form 20-F). The Company also respectfully notes that an explanation for the increase in selling and promotion expense of the Company in the year ended December 31, 2009 compared to 2008 has been included on page 39 of the Form 20-F.

13. Property, plant and equipment, page F-37

5.	We note that you wrote-off assets during the years ending December 31, 2008 and December 31, 2009. As such, please provide all the impairment disclosures required by paragraph 130 of IAS 36. Please provide us with your proposed disclosures.

The Company proposes to supplement note 13 to the Company’s consolidated financial statements (currently on page F-37 of the Form 20-F) with disclosure substantially in the form as set forth below in the annual report on Form 20-F for the fiscal year ending December 31, 2010:

“Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write off of such assets were RMB2,788 million, RMB3,250 million and RMB4,493 million in 2007, 2008 and 2009 respectively. Those assets were disposed of for scrap value, which was close to nil.”

6.	Based on the disclosure on page F-38, it appears that you lease your buildings. As such, please disclose the nature of these leases and how you account for them. Please provide us with your proposed disclosures.

The Company respectfully advises the Staff that the Company does not lease the buildings disclosed in note 13 “Property, plant and equipment – The analysis of net book value of buildings” to the Company’s consolidation financial statements (on page F-38 of the Form 20-F), and as a result believes that no additional disclosure in the Form 20-F is necessary. Since the Company is also listed on Hong Kong Stock Exchange, the Company’s consolidated financial statements contain certain disclosures required by the paragraph 12(9)(a) and (b) of the Tenth Schedule to the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The disclosure in note 13 on page F-38 is a required disclosure under the Hong Kong Companies Ordinance, whereby the Company is required to disclose the net book value of buildings that are situated on leasehold land by lease terms of the land. As the Staff may be aware, all land in Hong Kong is owned by the Hong Kong government and is considered to be leasehold land (where land is held on leasehold tenure for a leasehold estate).

22. Inventories, page F-53

7.	Please provide all the disclosures required by paragraphs 36-39 of IAS 2. Please provide us with your proposed disclosures.

The Company respectfully submits that its consolidated financial statements contain all the disclosures required by paragraphs 36 to 39 of IAS 2 to the extent applicable to the Company. Specifically, the Company has disclosed: (i) the accounting policies on inventory on page F-21 under note 1(l); (ii) the total carrying amount of inventories on page F-5; (iii) inventories recognized as expense on page F-31 under note 6; and (iv) the amount of write-down of inventories on page F-30 under note 5. With regard to the disclosure of the classification of inventories by carrying amount, the Company respectfully notes that the Company’s inventories primarily comprise merchandise such as handsets, SIM cards and handset accessories. The classification by production supplies, materials, work in progress and finished goods are not applicable to the Company as it does not manufacture merchandise inventory. As such, the Company believes that no further disclosure is required to comply with IAS 2.

32. Obligations under finance leases, page F-58

8.	Provide the required disclosures regarding all of your finance and operating leases as required by paragraphs 47-48 and 56-57 of IAS 17. These disclosures should include a general description of the lessor’s leasing arrangements. Please provide us with your proposed disclosures.

The Company respectfully advises the Staff that, for the periods presented, the Company had no finance lease arrangements as a lessor. The obligations under finance leases disclosed in page F-58 of the Company’s consolidated financial statements relate to a lease obligation in the amount of RMB71 million that was outstanding as of December 31, 2009. With respect to operating lease arrangements where the Company was a lessor, the total future minimum lease amount under such operating leases for the periods presented was immaterial. The Company believes that no further disclosure is necessary to describe our finance and operating leases.

*    *    *    *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Mr. William Chua of Sullivan & Cromwell LLP (tel: 852-2826-8632; fax: 852-2826-1773; email: chuaw@sullcrom.com), or Mr. Gong Chen or Ms. Mirian Niu at 852-3121-8888, with any questions you may have.

Sincerely,

/s/ XUE Taohai
XUE Taohai
Executive Director, Vice President and Chief Financial Officer

cc:	Ms. Inessa Kossman

Ms. Ivette Leon

(Securities and Exchange Commission)

Mr. Gong Chen

Ms. Mirian Niu

(China Mobile Limited)

Mr. Thomas Chan

(KPMG)

Ms. Chun Wei

Mr. William Y. Chua

Ms. Lu Chai

(Sullivan & Cromwell LLP)